UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)1

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

019170109

(CUSIP Number)

Knighted Pastures, LLC

1933 S. Broadway Suite 1146

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

ANDREW FREEDMAN OLSHAN FROME WOLOSKY LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Young J. Kim TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Knighted Pastures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,906,270
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

8,906,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,906,270
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%(1)
14	TYPE OF REPORTING PERSON

OO

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on October 29, 2024.

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CUSIP No. 019170109

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,986,423
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,986,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,986,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.2%(1)
14	TYPE OF REPORTING PERSON

IN

(1) Percentage calculated based on 44,106,014 shares of Common Stock outstanding as of October 25, 2024, as reported in the Issuer’s preliminary proxy statement on Schedule 14A filed with the SEC on October 29, 2024.

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CUSIP No. 019170109

AMENDMENT NO. 14 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, 2023, Amendment No. 6 thereto filed on February 6, 2024, Amendment No. 7 thereto filed on March 7, 2024, Amendment No. 8 thereto filed on May 23, 2024, Amendment No. 9 thereto filed on July 1, 2024, Amendment No. 10 thereto filed on July 11, 2024, Amendment No. 11 thereto filed on July 18, 2024, Amendment No. 12 thereto filed on October 1, 2024 and Amendment No. 13 thereto filed on October 25, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 31, 2024, the Reporting Persons delivered to the Issuer the Supplement to the Amended and Restated Notice of Nomination for Election as Directors and Submission of Business Proposals at the 2024 Meeting of Stockholders of Issuer (“Supplemental No. 1”). Supplemental No. 1 revised and supplemented certain proposals the Reporting Persons intend to submit to stockholders at the Issuer’s 2024 Annual Meeting, which consisted of proposals to (i) remove for cause Yangyang Li, Yushi Guo and Yuanfei Qu from the Issuer’s board of directors (the “Board”), (ii) to repeal any provision of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) adopted by the Board without stockholder approval subsequent to June 15, 2024, (iii) to amend Article III, Section 3.4 of the Bylaws to add that meetings of the Board may be called by any two (2) directors, (iv) to amend Article III, Section 3.4 of the Bylaws to update the notice procedures required to call a meeting of the Board such that the notice must include a description of the business to be transacted at that meeting of the Board and to remove the ability for the meeting to be called without meeting certain minimum advance notice requirements, (v) to amend Article III of the Bylaws to require supermajority approval of 80% of the directors serving on the Board to adopt certain corporate actions specified therein, and (vi) to amend Article VIII, Section 8.7 of the Bylaws to require supermajority approval of 80% of the directors serving on the Board to amend the Bylaws.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 31, 2024, the Reporting Persons and the individuals nominated by Knighted entered into a Group Agreement (the “Group Agreement”) pursuant to which, among other things, the members of the group (the “Group”) agreed (i) to solicit proxies for the election of certain persons nominated for election to the Board at the 2024 Annual Meeting, including the individuals nominated by Knighted, (ii) that the individuals nominated by Knighted would not transact in the securities of the Issuer without the prior written consent of Knighted, and (iii) that Knighted would bear all approved expenses incurred in connection with the Group’s activities. The foregoing description of the Group Agreement is not complete and is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Group Agreement, dated October 31, 2024.

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CUSIP No. 019170109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024	/s/ Roy Choi
Roy Choi

Dated: November 4, 2024	Knighted Pastures, LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager

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